UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  )*

Under the Securities Exchange Act of 1934

APPLIED MINERALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03823M100

(CUSIP Number)

Michael B. Barry
Samlyn Capital, LLC
500 Park Avenue, 2nd Floor
New York, NY 10022

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	03823M100

1	NAMES OF REPORTING PERSONS: Samlyn Capital, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5854094

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		15,000,000 (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY
EACH		0
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
15,000,000 (1)

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,000,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
15.95%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)
Includes a warrant to purchase up to 1,925,000 shares of the Issuer’s common stock issued to Samlyn Onshore Fund, LP and a warrant to purchase up to 3,075,000 shares of the Issuer’s common stock issued to Samlyn Offshore Master Fund, Ltd. pursuant to the Investment Agreement dated December 22, 2011.

(2)
Based on 79,072,854 shares of the Issuer’s common stock outstanding as of November 9, 2011, as disclosed in the Issuer’s Report on Form 10-Q, filed with the SEC on November 14, 2011, plus 10,000,000 shares of the Issuer’s common stock and assumes the exercise of warrants to purchase up to 5,000,000 shares of the Issuer’s common stock issued pursuant to the Investment Agreement dated December 22, 2011.

CUSIP No.	03823M100

1	NAMES OF REPORTING PERSONS: Samlyn Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8308076

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,775,000 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,775,000 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,775,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.35%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes a warrant to purchase up to 1,925,000 shares of the Issuer’s common stock issued to Samlyn Onshore Fund, LP pursuant to the Investment Agreement dated December 22, 2011.
(2)
Based on 79,072,854 shares of the Issuer’s common stock outstanding as of November 9, 2011, as disclosed in the Issuer’s Report on Form 10-Q, filed with the SEC on November 14, 2011, plus 10,000,000 shares of the Issuer’s common stock issued pursuant to the Investment Agreement dated December 22, 2011 and assumes the exercise of a warrant to purchase up to 1,925,000 shares of the Issuer’s common stock issued to Samlyn Onshore Fund, LP pursuant to the Investment Agreement dated December 22, 2011.

CUSIP No.	03823M100

1	NAMES OF REPORTING PERSONS: Samlyn Onshore Fund, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8210651

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,775,000 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,775,000 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,775,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.35%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Includes a warrant to purchase up to 1,925,000 shares of the Issuer’s common stock issued to Samlyn Onshore Fund, LP pursuant to the Investment Agreement dated December 22, 2011.
(2)
Based on 79,072,854 shares of the Issuer’s common stock outstanding as of November 9, 2011, as disclosed in the Issuer’s Report on Form 10-Q, filed with the SEC on November 14, 2011, plus 10,000,000 shares of the Issuer’s common stock issued pursuant to the Investment Agreement dated December 22, 2011 and assumes the exercise of a warrant to purchase up to 1,925,000 shares of the Issuer’s common stock issued to Samlyn Onshore Fund, LP pursuant to the Investment Agreement dated December 22, 2011.

CUSIP No.	03823M100

1	NAMES OF REPORTING PERSONS: Samlyn Offshore Master Fund, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0603351

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		9,225,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,225,000 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,225,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.01%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Includes a warrant to purchase up to 3,075,000 shares of the Issuer’s common stock issued to Samlyn Offshore Master Fund, Ltd. pursuant to the Investment Agreement dated December 22, 2011.
(2)
Based on 79,072,854 shares of the Issuer’s common stock outstanding as of November 9, 2011, as disclosed in the Issuer’s Report on Form 10-Q, filed with the SEC on November 14, 2011, plus 10,000,000 shares of the Issuer’s common stock issued pursuant to the Investment Agreement dated December 22, 2011 and assumes the exercise of a warrant to purchase up to 3,075,000 shares of the Issuer’s common stock issued to Samlyn Offshore Master Fund, Ltd. pursuant to the Investment Agreement dated December 22, 2011.

CUSIP No.	03823M100

1	NAMES OF REPORTING PERSONS: Robert Pohly

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		15,000,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,000,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,000,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
15.95%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)
Includes a warrant to purchase up to 1,925,000 shares of the Issuer’s common stock issued to Samlyn Onshore Fund, LP and a warrant to purchase up to 3,075,000 shares of the Issuer’s common stock issued to Samlyn Offshore Master Fund, Ltd. pursuant to the Investment Agreement dated December 22, 2011.

(2)
Based on 79,072,854 shares of the Issuer’s common stock outstanding as of November 9, 2011, as disclosed in the Issuer’s Report on Form 10-Q, filed with the SEC on November 14, 2011, plus 10,000,000 shares of the Issuer’s common stock and assumes the exercise of warrants to purchase up to 5,000,000 shares of the Issuer’s common stock issued pursuant to the Investment Agreement dated December 22, 2011.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock of Applied Minerals, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is:

Applied Minerals, Inc.
110 Greene Street
Suite 1101
New York, NY 10012

Item 2. Identity and Background

Samlyn Capital, LLC (“Samlyn Capital”) is a Delaware limited liability company, with its principal offices at 500 Park Avenue, 2nd Floor, New York, NY 10022. Samlyn Capital is engaged in the business of investment. The managing member of Samlyn Capital is Robert Pohly (“Mr. Pohly”).  Current information concerning the managing member of Samlyn Capital is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Samlyn Partners, LLC (“Samlyn Partners”) is a Delaware limited liability company, with its principal offices at 500 Park Avenue, 2nd Floor, New York, NY 10022. Samlyn Partners is engaged in the business of investment. The managing member of Samlyn Partners is Robert Pohly.  Current information concerning the managing member of Samlyn Partners is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Samlyn Onshore Fund, LP (“Samlyn Onshore”) is a Delaware limited partnership, with its principal offices at 500 Park Avenue, 2nd Floor, New York, NY 10022. Samlyn Onshore is engaged in the business of investment. Samlyn Partners is the general partner of Samlyn Onshore and Mr. Pohly is the managing member of Samlyn Partners.  Samlyn Capital acts as the investment manager of Samlyn Onshore and Mr. Pohly is the managing member of Samlyn Capital.  Current information concerning the general partner of Samlyn Onshore is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Samlyn Offshore Master Fund, Ltd. (“Samlyn Offshore”, and together with Samlyn Capital, Samlyn Partners, Samlyn Onshore and Mr. Pohly, the “Reporting Persons”) is a Cayman Islands exempted company, with its principal offices at C/O Goldman Sachs (Cayman) Trust, Limited, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, KY1-1103, Cayman Islands. Samlyn Offshore is engaged in the business of investment. Samlyn Capital acts as the investment manager of Samlyn Offshore and Mr. Pohly is the managing member of Samlyn Capital.  Current information concerning the directors of Samlyn Offshore is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Mr. Pohly is an individual with a business address of 500 Park Avenue, 2nd Floor, New York, NY 10022.  Mr. Pohly is the managing member of Samlyn Capital and Samlyn Partners.

Each of Samlyn Capital, Samlyn Partners and Mr. Pohly disclaims beneficial ownership of any of the Issuer’s securities as to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that any of Samlyn Capital, Samlyn Partners or Mr. Pohly is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Investment Agreement

On December 22, 2011, the Issuer, Samlyn Onshore and Samlyn Offshore (Samlyn Onshore, together with Samlyn Offshore, the “Investors”) entered into an Investment Agreement (the “Investment Agreement”) pursuant to which the Investors collectively agreed to purchase 10,000,000 shares of the Issuer’s common stock and warrants to collectively purchase an additional 5,000,000 shares of the Issuer’s common stock for an aggregate purchase price of $10,000,000.  The $10,000,000 collective investment by the Investors pursuant to the Investment Agreement was funded by the working capital of the Investors.  Pursuant to the Investment Agreement, the Issuer issued 3,850,000 shares of common stock and a warrant to purchase 1,925,000 shares of common stock to Samlyn Onshore (the “Onshore Warrant”) and 6,150,000 shares of common stock and a warrant to purchase 3,075,000 shares of common stock to Samlyn Offshore (the “Offshore Warrant”, and together with the Onshore Warrant, the “Warrants”).  The Investors are granted certain preemptive rights under the Investment Agreement so long as the Investors and their respective affiliates collectively beneficially own at least 9,700,000 shares of the Issuer’s common stock (including those shares issuable to the Investors upon the exercise of the Warrants).

The Warrants may be exercised for $2.00 per share, subject to adjustments resulting from stock dividends and splits, below market issuances of the Issuer’s common stock, issuances of the Issuer’s common stock below the exercise price, pro rata distributions and tender offers or exchanges (the “Exercise Price”), and expire on the fifth anniversary of the date of the Investment Agreement.  Upon a Fundamental Transaction (as defined in the Warrants), the Issuer will grant to each Investor an irrevocable option to require the Issuer to repurchase their respective Warrant upon the closing of such Fundamental Transaction at a price equal to the number of Issuer shares issuable upon exercise of the respective Warrant and the Five-Day VWAP (as defined in the Warrants) as of the fifth Trading Day (as defined in the Warrants) immediately following public announcement of the Fundamental Transaction less the Exercise Price.  Additionally, pursuant to the terms of the Warrants, the Issuer has an option to acquire all or a portion of the Warrants (but not less than half of the Warrant Rights issuable to such Investor) (the “Call Option”) provided that (i) the VWAP (as defined in the Warrants) for the 60 consecutive Trading Days immediately preceding the date on which a Call Notice (as defined in the Warrants) is received is in excess of $2.00 and (ii) the closing Market Price (as defined in the Warrants) of the Issuer’s common stock is in excess of $2.00 on the date immediately preceding the date on which the Call Notice is received.  The price to be paid by the Issuer pursuant to the Call Option for each part of the Warrants representing the right to acquire one share of the Issuer’s common stock (the “Warrant Right”) will be equal to the difference between (i) the greater of (a) the Market Price on the date immediately preceding the date on which the Call Notice is received and (b) the VWAP for the 60 consecutive Trading Days immediately preceding the date on which the Call Notice is received and (ii) $2.00, provided, that the Issuer will not acquire any of the Issuer’s Warrant Rights for less than $0.10 per Warrant Right.

Registration Rights Agreement

On December 22, 2011, the Issuer, Samlyn Onshore and Samlyn Offshore entered into a Registration Rights Agreement (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a resale registration statement under the Securities Act of 1933 (the “Securities Act”) for the shares of common stock, Warrants and shares of common stock of the Issuer issuable upon exercise of the Warrants that were issued to the Investors pursuant to the Investment Agreement (the “Registrable Securities”) within thirty days after the date of the Registration Rights Agreement and use its best efforts to cause the registration statement to be declared effective by the SEC no later than 120 days after the date of the Registration Rights Agreement.  Additionally, subject to certain qualifications, if the Issuer at any time after December 22, 2011, proposes to register shares of its common stock and the Registrable Securities are not then subject to an effective resale registration statement, then the Issuer must give prompt written notice to the Investors of its intention to file a registration statement and each Investor will have a right, upon written request to the Issuer, to have its Registrable Securities offered in such registration statement.  The Issuer may be required to pay liquidated damages if it fails to comply with the registration requirements set forth in the Registration Rights Agreement.

Director Nomination Agreement

On December 22, 2011, the Issuer, Samlyn Onshore and Samlyn Offshore entered into a Director Nomination Agreement (the “Director Nomination Agreement”).  Pursuant to the Director Nomination Agreement, on and from December 22, 2011, the Investors jointly have the right to designate one person to be nominated for election to the Issuer’s Board of Directors (an “Initial Nominee”) so long as the Investors and their respective affiliates collectively beneficially own at least 9,700,000 shares of the Issuer’s common stock (including those shares issuable to the Investors upon the exercise of the Warrants).  As of the date of this filing, the Investors have not exercised this right.  If, from December 22, 2011, through the fifth anniversary of the Director Nomination Agreement, the Investors and their respective affiliates collectively own 9,700,000 shares of the Issuer’s common stock and Andre Zeitoun, CEO of the Issuer, does not serve as a named executive officer of the Issuer or as Chairman of the Issuer’s Board of Directors, the Investors shall jointly be entitled to designate a number of additional nominees who, together with the Initial Nominee, if any, shall comprise at least 20% of the total number of directors.

The foregoing descriptions of the Investment Agreement, Onshore Warrant and Offshore Warrant, Registration Rights Agreement and Director Nomination Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the agreements, which are incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of common stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Except as set forth in this Schedule 13D, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 79,072,854 shares of the Issuer’s common stock outstanding as of November 9, 2011, as disclosed in the Issuer’s Report on Form 10-Q, filed with the SEC on November 14, 2011, plus 10,000,000 shares of the Issuer’s common stock and assumes the exercise of warrants to purchase up to 5,000,000 shares of the Issuer’s common stock issued pursuant to the Investment Agreement, as applicable.

The disclosures regarding the Investment Agreement, Onshore Warrant and Offshore Warrant, Registration Rights Agreement and Director Nomination Agreement in Item 4 are incorporated herein by reference.

Except as set forth in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The disclosures regarding the Investment Agreement, the Onshore Warrant and Offshore Warrant, Registration Rights Agreement and Director Nomination Agreement in Item 4 are incorporated herein by reference.

The Investment Agreement, Onshore Warrant and Offshore Warrant, Registration Rights Agreement and Director Nomination Agreement are included as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
10.1
Investment Agreement, dated December 22, 2011, by and among Applied Minerals, Inc., Samlyn Onshore Fund, LP and Samlyn Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 27, 2011).

10.2
Warrant, dated December 22, 2011, by and between Applied Minerals, Inc. and Samlyn Onshore Fund, LP (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 27, 2011).

10.3
Warrant, dated December 22, 2011, by and between Applied Minerals, Inc. and Samlyn Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 27, 2011).

10.4
Registration Rights Agreement, dated December 22, 2011, by and among Applied Minerals, Inc., Samlyn Onshore Fund, LP and Samlyn Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 99.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 27, 2011).

10.5
Director Nomination Agreement, dated December 22, 2011, by and among Applied Minerals, Inc., Samlyn Onshore Fund, LP and Samlyn Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 99.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 27, 2011).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2012

SAMLYN CAPITAL, LLC

By:  /s/ Robert Pohly
                               ----------------------------------------------
        Name:  Robert Pohly
        Title:    Managing Member

SAMLYN PARTNERS, LLC

By:  /s/ Robert Pohly
                               ----------------------------------------------
        Name:  Robert Pohly
        Title:    Managing Member

SAMLYN ONSHORE FUND, LP

By: Samlyn Partners, LLC, its general partner

By:  /s/ Robert Pohly
                               ----------------------------------------------
        Name:  Robert Pohly
        Title:    Managing Member

SAMLYN OFFSHORE MASTER FUND, LTD.

By: /s/ Robert Pohly
                               ----------------------------------------------
        Name:  Robert Pohly
        Title:    Director

                                            /s/ Robert Pohly
                             ----------------------------------------------
 Robert Pohly

APPENDIX A

MANAGING MEMBER OF SAMLYN CAPITAL, LLC
Name	Position	Address
Roberty Pohly	Managing Member	500 Park Avenue, 2nd Floor, New York, NY 10022

MANAGING MEMBER OF SAMLYN PARTNERS, LLC
Name	Position	Address
Roberty Pohly	Managing Member	500 Park Avenue, 2nd Floor, New York, NY 10022

GENERAL PARTNER OF SAMLYN ONSHORE FUND, LP
Name	Position	Address
Samlyn Partners, LLC	General Partner	500 Park Avenue, 2nd Floor, New York, NY 10022

DIRECTORS OF SAMLYN OFFSHORE MASTER FUND, LTD.
Name	Position	Address
Robert Pohly Scott Dakers Evan Burtton	Directors	C/O Goldman Sachs (Cayman) Trust, Limited, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, KY1-1103, Cayman Islands

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 3, 2012

SAMLYN CAPITAL, LLC

By:  /s/ Robert Pohly
                               ----------------------------------------------
        Name:  Robert Pohly
        Title:    Managing Member

SAMLYN PARTNERS, LLC

By:  /s/ Robert Pohly
                               ----------------------------------------------
        Name:  Robert Pohly
        Title:    Managing Member

SAMLYN ONSHORE FUND, LP

By: Samlyn Partners, LLC, its general partner

By:  /s/ Robert Pohly
                               ----------------------------------------------
        Name:  Robert Pohly
        Title:    Managing Member

SAMLYN OFFSHORE MASTER FUND, LTD.

By:  /s/ Robert Pohly
                               ----------------------------------------------
        Name:  Robert Pohly
        Title:    Director

                            /s/ Robert Pohly
                              ----------------------------------------------
    Robert Pohly
SK 25708 0004 1254953